11018868

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing RECEIVED FEB 28 2011

SEC FILE NUMBER
8- 40822

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coastal Equities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

602 Main Street, Suite 801
(No. and Street)

Cincinnati	OH	45202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael A. Mueller 513-619-1100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clark, Schaefer, Hackett & Co.
(Name – *if individual, state last, first, middle name*)

105 East Fourth Street, Suite 1500	Cincinnati,	OH	45202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael A. Mueller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coastal Equities, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

NANCY C. SCHWART
NOTARY PUBLIC, STATE OF OHIO
MY COMMISSION EXPIRES 09-23-11

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Coastal Equities, Inc.

Statement of Financial Condition

December 31, 2010

(with Accountant's Audit Report)

CLARK SCHAEFER HACKETT
STRENGTH IN NUMBERS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholder
Coastal Equities, Inc.

We have audited the accompanying statement of financial condition of Coastal Equities, Inc. as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Coastal Equities, Inc. as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio
February 24, 2011

105 east fourth street, ste. 1500
cincinnati, oh 45202

www.cshco.com
p. 513.241.3111
f. 513.241.1212

Confidential - Do Not Publish

Coastal Equities, Inc.
Statement of Financial Condition
December 31, 2010

Assets:		
Cash and cash equivalents	$	67,810
Accounts receivable:		
Commissions		104,658
Rep reimbursements, net of allowance for doubful accounts of $5,130		9,527
Prepaid expenses		7,691
Equipment and furnishings, net of accumulated depreciation of $26,390		-
Investments		18,299
Deposit with correspondent broker		25,153
	$	233,138
Liabilities and Stockholders' Equity:		
Commissions payable	$	107,194
Accounts payable		17,475
Accrued expenses		1,954
Total liabilities		126,623
Stockholders' equity:		
Common stock, $.01 par value- Authorized 200,000 shares, Issued and outstanding 10,000 shares		100
Capital in excess of par value		29,441
Retained earnings		80,096
		109,637
	$	236,260

See accompanying notes to financial statements.

CONFIDENTIAL – DO NOT PUBLISH

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The following accounting principles and practice of Coastal Equities, Inc. (the "Company") are set forth to facilitate the understanding of data presented in the financial statements:

Description of business operations
Coastal Equities, Inc. is an Ohio Subchapter S corporation operating as a securities broker and dealer registered with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC").

The Company has independent brokers who operate offices in Massachusetts, Arizona, New Hampshire, Michigan, Florida and Ohio. Its primary source of revenue is commissions for providing brokerage services to small businesses and individuals. Each broker receives a share of the commissions earned, and is responsible for his or her own expenses.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue recognition
The Company records revenues and expenses (commissions and brokerage expenses) directly related to security transactions on a settlement date basis, which approximates trade date basis.

Cash and cash equivalents
The Company considers all bank accounts and all highly liquid debt instruments purchased with original maturities of less than three months.

Accounts receivable
Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to an allowance for doubtful accounts based on its assessment of the current status of individual accounts. If balances were still outstanding after management had used reasonable collection efforts, they would be written off through a charge to the allowance and a credit to accounts receivable. The allowance for doubtful accounts balance is $5,130 at December 31, 2010.

Investments
Investments consist of common stocks and a mutual fund and are valued at fair value. Unrealized gains or losses are included in net income. The first-in, first-out method is used to determine realized gains and losses.

Property and equipment
Property and equipment are stated at cost and are being depreciated over estimated useful lives of five years using the straight-line method.

Income taxes
The Company, with the consent of its stockholders, has elected to be taxed as an "S" corporation. The stockholders are personally liable for the Company's taxable income. Therefore, no provision or liability for federal and state income taxes is reflected in these financial statements.

Uncertain tax positions
The Company adopted the provisions *Accounting for Uncertainty in Income Taxes* on January 1, 2009. Those provisions clarify the accounting and recognition for income tax positions taken or expected to be taken in the Company's income tax returns. The Company's income tax filings are subject to audit by various taxing authorities. The Company's open audit periods are 2007–2009. The Company's policy with regard to interest and penalty is to recognize interest through interest expense and penalties through other expense. In evaluating the Company's tax provisions and accruals, future taxable income, and the reversal of temporary differences, interpretations and tax planning strategies are considered. The Company believes their estimates are appropriate based on current facts and circumstances.

Subsequent events
The Company evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements. The accompanying financial statements consider events through February 24, 2011.

2. DEPOSIT WITH CORRESPONDENT BROKER:

Because the Company does not handle customer securities or trades directly, it has entered into a relationship with a clearing, or correspondent, broker. As part of the terms of its contract with this broker, it maintains with them a $25,000 deposit, held in a money-market fund. Interest earned on this account inures to the benefit of the Company.

3. FAIR VALUE MEASUREMENTS:

Generally accepted accounting principles define fair value, establish a framework for measuring fair value, and establish a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The carrying amounts of financial instruments including cash, accounts receivable, deposits with corresponding broker and all payables approximated fair value as of December 31, 2010, because of the relatively short maturity of these instruments.

The following tables present the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2010.

Fair Value Measurements at Reporting Date Using

	Quoted prices in active markets for identical asset (Level 1)	Total at 12/31/10
Mutual funds	$ 18,211	$ 18,211
Common stocks	88	88
	$ 18,299	$ 18,299

4. LEASE COMMITMENT:

The Company leases its office facility with monthly payments of $2,725 through June 2014. The agreement calls for increases in the base rent each July 1st based on the consumer price index. The Company sub-leases a portion of its space to four related broker representatives for $1,800 per month under an informal month to month arrangement.

5. NET CAPITAL REQUIREMENTS:

Pursuant to the net capital provision of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. As of December 31, 2010, the Company's net capital requirement was $8,442, and its defined net capital and aggregate indebtedness to net capital ratio was $79,512 and 1.59 to 1, respectively. In compliance with the SEC Rule 17a5-(d)(4), there was one difference noted between the net capital computation of this audit and the fourth quarter FOCUS IIA as a result of an audit adjustment.

SINCE 1938

At Clark Schaefer Hackett, we are the sum of our individuals. Each team member's training and experience are well-suited for each client's purpose and goals. We are committed to providing insightful and customized service — from efficient compliance to sophisticated consulting — to help each client prosper today and plan for future success.